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[ARVINMERITOR LOGO]

                                                                       CONTACTS:
                                                                 Media Inquiries
                                                                     Lin Cummins
                                                                  (248) 435-7112
                                                  linda.cummins@arvinmeritor.com

                                                              Investor Inquiries
                                                                   Alice McGuire
                                                                  (248) 655-2159
                                                  alice.mcguire@arvinmeritor.com

                                                             Alternate Contacts:
                                                         Dan Katcher/Ellen Barry
                                          Joele Frank, Wilkinson Brimmer Katcher
                                                                  (212) 355-4449

FOR IMMEDIATE RELEASE

                   ARVINMERITOR EXTENDS TENDER OFFER FOR DANA
                               UNTIL DEC. 1, 2003

     TROY, Mich., (Oct. 30, 2003) - ArvinMeritor, Inc. (NYSE: ARM) today announced that it has extended its $15.00 net per share offer for all of the outstanding common shares of Dana Corporation's (NYSE: DCN) common stock until 5:00 p.m. Eastern Standard Time (EST), on Dec. 1, 2003, unless further extended. The offer was previously scheduled to expire at 5:00 p.m. EST, on Oct. 30, 2003. At that time, Dana shareowners had tendered and not withdrawn approximately 2,284,396 shares pursuant to ArvinMeritor's tender offer.

     ArvinMeritor's offer represents a premium of 56 percent over Dana's closing stock price on June 3, 2003, the last trading day before ArvinMeritor submitted its first proposal to Dana in writing, a premium of 39 percent over Dana's average closing stock price for the 30 trading days before ArvinMeritor publicly announced its intention to commence a tender offer, and a premium of 25 percent over Dana's closing stock price
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on July 7, 2003, the last trading day before ArvinMeritor publicly announced its intention to commence a tender offer.

     ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry.
The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.



The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

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